FOIA CONFIDENTIAL TREATMENT

REQUESTED BY SUPERVALU INC PURSUANT TO RULE 83

555 Eleventh Street, N.W., Suite 1000 Washington, D.C. 20004-1304 Tel: +1.202.637.2200 Fax: +1.202.637.2201 www.lw.com FIRM / AFFILIATE OFFICES
	Abu Dhabi	Munich
	Barcelona	New Jersey
	Brussels	New York
January 16, 2009 VIA EDGAR CORRESPONDENCE Mr. Andrew Mew Accounting Branch Chief Office of Consumer Products Division of Corporation Finance	Chicago Doha Dubai Frankfurt Hamburg Hong Kong London Los Angeles Madrid Milan Moscow	Northern Virginia Orange County Paris Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.
Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	SUPERVALU INC.
Form 10-K for the Fiscal Year Ended February 23, 2008
Form 10-Q for the Fiscal Quarter Ended June 14, 2008 and September 6, 2008
File No. 1-5418

Dear Mr. Mew:

On behalf of SUPERVALU INC. (the “Company”), in response to the request by Milwood Hobbs made on January 12, 2009 during a telephone call among Mr. Hobbs, Burt M. Fealing of the Company and John J. Huber of this firm, we are supplementally providing to the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission the quantitative data underlying each of the graphical presentations included on pages 9 and 10 of the Company’s letter to the Staff dated December 17, 2008. In particular, this information comprises [CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)].

CONFIDENTIAL TREATMENT REQUESTED BY SUPERVALU INC (SVU-2001)

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY SUPERVALU INC PURSUANT TO RULE 83

January 16, 2009

If you have any questions regarding this supplemental submission, please feel free to contact the undersigned at (202) 637-2200.

Very truly yours,

/s/ Joel H. Trotter
Joel H. Trotter of LATHAM & WATKINS LLP

cc:	Pamela K. Knous, Executive Vice President

and Chief Financial Officer, SUPERVALU INC.

David L. Boehnen, Executive Vice President, SUPERVALU INC.
Sherry M. Smith, Senior Vice President Finance, SUPERVALU INC.
Burt M. Fealing, Vice President, Corporate Secretary

and Chief Securities Counsel, SUPERVALU INC.

Jacquelyn K. Daylor, KPMG LLP
David J. Middendorf, KPMG LLP
Melanie F. Dolan, KPMG LLP
Brenna J. Wist, KPMG LLP
Frank E. Casal, KPMG LLP
John J. Huber, Latham & Watkins LLP

CONFIDENTIAL TREATMENT
REQUESTED BY SUPERVALU INC
(SVU-2002)

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY SUPERVALU INC PURSUANT TO RULE 83

Exhibit A

[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)]

CONFIDENTIAL TREATMENT
REQUESTED BY SUPERVALU INC
(SVU-2003)

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY SUPERVALU INC PURSUANT TO RULE 83

[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)]

CONFIDENTIAL TREATMENT
REQUESTED BY SUPERVALU INC
(SVU-2004)